UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-37384

GALAPAGOS NV

(Translation of registrant’s name into English)

Generaal De Wittelaan L11 A3 2800 Mechelen, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

The information contained in this Report on Form 6-K, including Exhibit 99.1 and 99.2, except for the quotes of Dr. Paul Stoffels and Thad Huston, included in Exhibit 99.2, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-204567, 333-208697, 333-211834, 333-215783, 333-218160, 333-225263, 333-231765, 333-249416, 333-260500, 333-268756, 333-275886 and 333-283361).

Entry Into A Separation Agreement

On January 7, 2025, Galapagos NV (the “Company”) entered into a Separation Agreement (the “Agreement”) with Gilead Sciences, Inc. (“Gilead”) and Gilead Therapeutics A1 Unlimited Company (“A1” together with Gilead, the “Investors”), pursuant to which the Company shall transfer certain of its cash balance, assets and liabilities into a new entity (“SpinCo”) and the existing shareholders of the Company shall receive shares in SpinCo in the same proportion as their respective shareholdings in the Company (such transaction, the “Separation”), subject to the terms and conditions set forth therein.

The proposed separation is subject to Belgian law and the satisfaction of customary conditions. In addition, the proposed separation is subject to the approval of our shareholders at an Extraordinary Shareholders’ Meeting.

The forgoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Forward looking statements and other disclaimers

Certain statements in this Current Report on Form 6-K are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These statements are often, but are not always, made through the use of words or phrases such as “anticipate,” “expect,” “plan,” “estimate,” “will,” “continue,” “aim,” “intend,” “future,” “potential,” “could,” “indicate,” “forward,” “may,” as well as similar expressions. Forward-looking statements contained in this Current Report on Form 6-K include, but are not limited to, statements regarding the intended separation of Galapagos into two public companies, the corporate reorganization and related transactions, including the receipt of regulatory and shareholder approvals for such transactions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause Galapagos’ actual results to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, without limitation, the risks associated with the anticipated transactions, including the risk that regulatory and shareholder approvals required in connection with the transactions will not be received or obtained within the expected time frame or at all, the risk that the transactions and/or the necessary conditions to consummate the transactions will not be satisfied on a timely basis or at all, uncertainties regarding our ability to successfully separate Galapagos into two companies and realize the anticipated benefits from the separation within the expected time frame or at all, the two separate companies’ ability to succeed as stand-alone, publicly traded companies; as well as those risks and uncertainties identified in Galapagos’ Annual Report on Form 20-F for the year ended 31 December 2023 filed with the U.S. Securities and Exchange Commission (“SEC”) and its subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations.

Press Release

On February 12, 2025, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Exhibit	Description

99.1	Separation Agreement dated January 7, 2025

99.2	Press Release dated February 12, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAPAGOS NV
(Registrant)

Date: February 12, 2025	/s/ Annelies Denecker
Annelies Denecker
Company Secretary